Filed Metrocall Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, Commission File No. 333-115769

Subject Company: Metrocall Holdings, Inc.

Subject Company: Arch Wireless, Inc.

Subject Company: USA Mobility, Inc.

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2003, each as amended by an Amendment No. 1 to Form 10-K filed on April 29, 2004, and their respective quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004.

USA Mobility, Inc. (formerly Wizards-Patriots Holdings, Inc.), a recently-formed Delaware corporation that will become the parent holding company for each of Metrocall and Arch upon completion of the proposed merger, has filed an amended Registration Statement on Form S-4 with the SEC containing the form of a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Tim Dietz (tel.: 703-660-6677, extension 6231) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

Investors should read the definitive joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decision.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard, Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of July 1, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 2.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of July 1, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 8.5%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

* * *
[The following is a press release]

For Immediate Release:
Friday, August 6, 2004

Metrocall Contact:
Timothy J. Dietz
Director, Corporate Communications
& Investor Relations
(703) 660-6677x6231
dietzt@metrocall.com

Metrocall Reports Second Quarter 2004 Operating Results

Company Reports Revenues of $87.1 Million, Progress with WebLink Integration and Continued Reduction in Operating Expenses

     Alexandria, VA, Friday, August 6, 2004 — Metrocall Holdings, Inc. (NASDAQ: MTOH), a leading provider of paging and wireless messaging services, today announced total revenues for the second quarter of 2004 of $87.1 million and net income of $7.2 million for the quarter compared to revenues of $90.7 million and net income of $7.5 million for the first quarter of 2004. On May 17, 2004 Metrocall redeemed the remaining $6.8 million aggregate liquidation balance of its series A preferred (series A) stock outstanding. As of June 30, 2004 Metrocall had cash and cash equivalents of $26.7 million, compared to $14.7 million on March 31, 2004.

     Metrocall Wireless President & CEO Vince Kelly stated, “Metrocall’s free cash flow-based business strategy over the past year and a half enabled us to achieve another important milestone in the second quarter, the redemption of the balance of our series A preferred stock, satisfying a closing condition to our Arch merger transaction and marking the full retirement of all long-term debt and series A obligations well ahead of the schedule specified in our 2002 Plan of Reorganization. We continue to focus on our improving retention of our direct subscriber base, which lost fewer subscribers during the quarter as compared to the first quarter. The majority of our subscriber attrition was in the indirect channels, as opposed to our higher RPU direct base, the channel that generates the majority of the Company’s revenues.”

     Metrocall reported 3,003,391 ending subscribers for the quarter ended June 30, 2004, representing a reduction of 222,031 as compared to March 31, 2004. This reduction was comprised of 205,961 traditional units and 16,070 advanced messaging (two-way) units. Average revenue per unit in service was $7.42 for traditional and $18.17 for advanced messaging, representing an increase of $0.18 and a decrease of $0.52 per unit, respectively from the three months ended March 31, 2004.

     Metrocall’s direct base (which includes both one-way paging and two-way paging) was reduced by 72,442 subscribers during the second quarter, as opposed to the 90,871 direct subscribers lost during the first quarter. Metrocall’s indirect base (which also includes both one-way paging and two-way paging) was reduced by 149,589 subscribers during the second quarter, compared to 148,651 subscribers during the first quarter. Of the subscriber unit reduction between the first and second quarters of 2004, approximately 67.4% and 32.6% were from the indirect and direct channels respectively, compared to 62.1% and 37.9% between the fourth quarter of 2003 and the first quarter of 2004. RPU for the direct channel was $11.19 in the second quarter vs. $11.44 in the first quarter. RPU for the indirect channel was $2.84 in the second quarter vs. $2.28 in the first quarter.

     Overall, compared to first quarter results, the second quarter 2004 total revenue loss was $3.6 million or 4%.

     Operating expenses including, cost of products sold, service, rent and maintenance, selling and marketing and general and administrative expenses (but excluding stock-based, depreciation and amortization expenses) for the second quarter of 2004 totaled approximately $62.6 million compared to $64.4 million reported for the first quarter. Operating expenses however included approximately $3.0 million in the second quarter and $1.1 million for the first quarter in general and administrative expenses related to legal and other expenses associated with the proposed merger between Metrocall and Arch Wireless, Inc.

     Overall operating expenses, independent of costs incurred for the Metrocall/Arch merger preparation, were reduced by approximately $3.7 million or 5.8%, and capital expenditures of $3.9 million were 18% lower.

     Kelly further stated, “Metrocall’s integration of the former assets of WebLink Wireless, acquired in November 2003, influenced second quarter operating results and further cost containment targets are expected to be achieved as the integration nears completion in the months ahead. Metrocall paid $2.4 million in income tax estimates during the quarter and expects to pay in a range of $9.0 million to $11.0 million for 2004. During the quarter we also continued to make significant progress on planning for the integration of Metrocall and Arch.”

     The Company reported basic and diluted earnings per share of $1.30 and $1.24 respectively compared to basic and diluted earnings per share of $1.38 and $1.31, respectively for the quarter ended March 31, 2004.

     On March 29, 2004, Metrocall announced the execution of a definitive merger agreement with Arch Wireless, Inc. A new holding company, USA Mobility, Inc., has been formed to own both Arch and Metrocall. Under terms of the agreement, Arch and Metrocall shareholders will own approximately 72.5% and 27.5% of USA Mobility, Inc., respectively and Metrocall shareholders will also receive $150 million in cash for 2 million shares of Metrocall common stock. The merger is subject to shareholder and various regulatory approvals. Arch and Metrocall have made various applications for these approvals and have developed a joint proxy/registration statement to obtain shareholder approvals. An amendment to the joint proxy/registration statement was filed with the Securities and Exchange Commission on July 23, 2004 by USA Mobility, Inc., formerly Wizards-Patriots Holdings, Inc. Arch and Metrocall anticipate the merger to be completed in the late third or early fourth quarters of 2004.

About Metrocall Wireless, Inc.
      Metrocall Wireless, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. For more information on Metrocall please visit our Web site and online store at www.metrocall.com or call 800-800-2337.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
 This press release includes “forward-looking statements,” within the meaning of the federal securities laws that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall’s most recent annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as its other filings with the Securities and Exchange Commission, for a complete discussion of these and other important factors that could cause actual results to differ materially from those projected by these forward-looking statements.

METROCALL HOLDINGS, INC. AND SUBSIDIARIES
BALANCE SHEETS
(Unaudited)
(In thousands, except share and per share information)

	June 30,	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,659	$35,602
Restricted cash	—	547
Accounts receivable, less allowance for doubtful accounts of and $6,223 and $6,965 as of June 30, 2004 and December 31, 2003, respectively	21,984	27,262
Prepaid expenses and other current assets	3,761	11,431
Deferred tax assets, net of allowance	2,782	2,592

Total current assets	55,186	77,434

PROPERTY AND EQUIPMENT:
Land, buildings and leasehold improvements	2,611	2,082
Furniture, office equipment and vehicles	24,328	23,033
Paging and plant equipment.	70,715	72,589
Less — Accumulated depreciation and amortization	(43,657)	(36,422)

	53,997	61,282

INTANGIBLE ASSETS, net of accumulated amortization of approximately $473 and $107 as of June 30, 2004 and December 31, 2003, respectively	2,302	1,746
DEFERRED TAX ASSETS, net of allowance	45,412	50,494
OTHER ASSETS	5,003	4,805

TOTAL ASSETS	$161,900	$195,761

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$339	$815
Current maturities of series A redeemable preferred	—	25,000
Accounts payable	7,978	9,900
Accrued expenses and other current liabilities	22,968	26,496
Deferred revenue and subscriber deposits	14,005	18,385
Total current liabilities	45,290	80,596
CAPITAL LEASE AND OTHER LONG-TERM DEBT, less current maturities	15	41
OTHER LONG-TERM LIABILITIES	3,780	3,492
SERIES A REDEEMABLE PREFERRED STOCK	—	18,351

Total liabilities	49,085	102,480
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, par value $.01 per share; 7,500,000 shares authorized; 5,592,285 shares and 5,461,160 shares issued and outstanding at June 30, 2004 and December 31, 2003	56	55
Additional paid-in capital	85,012	80,661
Unearned compensation	—	(458)
Retained earnings	27,747	13,023

Total stockholders’ equity	112,815	93,281

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$161,900	$195,761

METROCALL HOLDINGS, INC. AND SUBSIDIARIES

INCOME STATEMENTS
(Unaudited)

(In thousands, except share and per share information)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
REVENUES:
Service, rent and maintenance revenues	$82,742	$78,953	$169,552	$161,801
Product sales	4,375	3,832	8,278	8,373

Total revenues	87,117	82,785	177,830	170,174

OPERATING EXPENSES:
Cost of products sold (exclusive of depreciation and amortization shown separately below)	1,343	952	2,283	1,931
Service, rent and maintenance (exclusive of depreciation and amortization shown separately below)	27,554	23,330	56,380	46,804
Selling and marketing	8,718	10,026	18,002	22,008
General and administrative (exclusive of stock-based and other compensation shown separately below)	24,984	23,296	50,361	49,284
Stock-based and other compensation	902	121	2,351	901
Restructuring expenses	—	—	—	5,726
Depreciation	8,552	9,091	16,852	18,861
Amortization	242	1,923	361	3,821

Total operating expenses	72,295	68,739	146,590	149,336

Income from operations	14,822	14,046	31,240	20,838
INTEREST EXPENSE	(136)	(3,750)	(273)	(5,899)
INTEREST EXPENSE — DIVIDENDS AND ACCRETION OF SERIES A PREFERRED	(1,265)	—	(4,479)	—
INTEREST AND OTHER INCOME (EXPENSE), NET	24	1	(34)	232

INCOME BEFORE INCOME TAXES	13,445	10,297	26,454	15,171
INCOME TAX PROVISION	(6,255)	(3,900)	(11,730)	(5,812)

Net income	7,190	6,397	14,724	9,359
PREFERRED DIVIDENDS AND ACCRETION	—	(3,107)	—	(6,092)
Income available to common stockholders	$7,190	$3,290	$14,724	$3,267

Basic earnings available to common stockholders	$1.30	$0.66	$2.68	$0.66

Diluted earnings available to common stockholders	$1.24	$0.64	$2.55	$0.65

Basic weighted-average common shares outstanding	5,522,172	4,958,620	5,491,963	4,957,805

Diluted weighted-average common shares outstanding	5,783,906	5,128,610	5,772,927	5,042,800

METROCALL HOLDINGS, INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(Unaudited)
(In Thousands)

	Six Months Ended
	June 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.	$14,724	$9,359
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17,213	22,682
Amortization of unearned compensation.	458	843
Stock-based compensation	1,072	58
Accretion on issuance of PIK Notes	—	3,835
Interest expense — accretion of series A preferred	3,395	—
Interest expense — accretion of long-term liabilities	246	1,439
Loss on sale of land held by partnership	—	407
Deferred income tax provision	4,893	5,812
Cash provided by changes in assets and liabilities:
Restricted cash	547	1,328
Accounts receivable	5,147	5,368
Prepaid expenses and other current assets	7,670	(855)
Accounts payable	(1,923)	(1,812)
Tax benefit from exercise of stock options	3,206	—
Accrued expenses and other current liabilities	(5,120)	1,077
Deferred revenues and subscriber deposits	(4,380)	(1,620)
Other assets and long-term liabilities	(339)	1,095

Net cash provided by operating activities	46,809	49,016

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,579)	(3,170)

Net cash used in investing activities	(8,579)	(3,170)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(501)	(82,163)
Redemption of series A preferred	(46,746)	—
Proceeds from issuance of common stock	74	—

Net cash used in financing activities	(47,173)	(82,163)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,943)	(36,317)
CASH AND CASH EQUIVALENTS, beginning of period	35,602	47,530

CASH AND CASH EQUIVALENTS, end of period	$26,659	$11,213

Supplemental Disclosures of Cash Flow Information:
Cash payments for interest	$—	$798

Cash payments for income taxes	$2,468	$—

Cash payments for series A preferred dividends (interest)	$1,141	$—

Supplemental disclosure of non-cash investing and financing items:
Preferred stock dividends and accretion	$—	$6,092

METROCALL HOLDINGS AND SUBSIDIARIES
SELECTED UNAUDITED UNIT DATA
FOR THE QUARTER ENDED

	March 31,	June 30,	September 30,		December 31,		March 31,	June 30,
	2003	2003	2003		2003		2004	2004
Direct Units in Service
Beginning units in service	2,333,052	2,237,989	2,170,290		2,105,617		2,263,643	2,172,772
Units in service growth (decline)	(95,063)	(67,699)	(64,673)		(53,211)		(90,871)	(72,442)
Units acquired from WebLink					211,237	(b)

Ending units in service	2,237,989	2,170,290	2,105,617		2,263,643		2,172,772	2,100,330

Indirect Units in Service
Beginning units in service	1,386,332	1,159,276	961,574		907,809		1,201,301	1,052,650
Units in service growth (decline)	(227,056)	(197,702)	(53,765	) (a)	(128,953)		(148,651)	(149,589)
Units acquired from WebLink					422,445	(b)

Ending units in service	1,159,276	961,574	907,809		1,201,301		1,052,650	903,061

Total units in service	3,397,265	3,131,864	3,013,426		3,464,944		3,225,422	3,003,391

(a)	Includes 73,000 units acquired from a reseller on September 30, 2003

(b)	We have reclassified 72,112 units acquired from WebLink into indirect distribution channels from prior quarter presentation as they will be managed from indirect channels in fiscal year 2004.